Exhibit 99.4

TD Bank Group Reports Second Quarter 2022 Results Earnings News Release • Three and six months ended April 30, 2022

This quarterly Earnings News Release should be read in conjunction with the Bank’s unaudited second quarter 2022 Report to Shareholders for the three months ended April 30, 2022, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated May 25, 2022. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been revised to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted results are non-GAAP financial measures. For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter last year:

•	Reported diluted earnings per share were $2.07, compared with $1.99.
•	Adjusted diluted earnings per share were $2.02, compared with $2.04.
•	Reported net income was $3,811 million, compared with $3,695 million.
•	Adjusted net income was $3,714 million, compared with $3,775 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2022, compared with the corresponding period last year:

•	Reported diluted earnings per share were $4.09, compared with $3.76.
•	Adjusted diluted earnings per share were $4.09, compared with $3.86.
•	Reported net income was $7,544 million, compared with $6,972 million.
•	Adjusted net income was $7,547 million, compared with $7,155 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The second quarter reported earnings figures included the following items of note:

•

Amortization of acquired intangibles of $60 million ($54 million after-tax or 3 cents per share), compared with $69 million ($62 million after-tax or 3 cents per share) in the second quarter last year.

•

Acquisition and integration charges related to the Schwab transaction of $20 million ($18 million after-tax or 1 cent per share), compared with $19 million ($18 million after-tax or 1 cent per share) in the second quarter last year.

•	Litigation settlement recovery of $224 million ($169 million after-tax or 9 cents per share).

TORONTO, May 26, 2022 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the second quarter ended April 30, 2022. Reported earnings were $3.8 billion, up 3% compared with the second quarter last year, and adjusted earnings were $3.7 billion, down 2%.

“TD’s second quarter performance reflects the strength of our diversified business model and customer-centric approach,” said Bharat Masrani, Group President and CEO, TD Bank Group. “We have delivered strong revenue growth across our businesses and we enter the second half of the year well-positioned to support households and businesses as they navigate an evolving economic environment. TD will continue to invest in our people, technology and innovation to exceed our customers’ rapidly changing expectations and help shape the future of banking.”

Canadian Retail saw strong revenue growth supported by continued volume momentum

Canadian Retail net income was $2,236 million, an increase of 2% compared with the second quarter last year. The increase in earnings reflects strong revenue, partially offset by higher non-interest expenses, insurance claims, and provisions for credit losses (PCL). Revenue increased 9%, reflecting continued growth in volume as well as strong other income. Expenses increased 9%, reflecting investments to support business growth, including technology enhancements, higher employee-related expenses, and variable compensation. PCL of $60 million reflects a lower recovery in performing PCL compared to the prior year, partially offset by lower impaired PCL.

Momentum continued this quarter with Canadian Retail delivering record revenue in the Personal and Commercial Bank supported by increased customer activity and strong growth in commercial lending. TD Insurance achieved strong earnings this quarter and continued to grow market share in property and casualty insurance. In Wealth, net asset growth partially offset trading volume normalization to deliver solid revenue for the business. This quarter, TD enhanced its credit cards rewards offering, launching My TD Rewards, a loyalty and rewards hub available through EasyWeb and the TD Mobile App. My TD Rewards offers customers a convenient way to access and redeem rewards and loyalty benefits through collaborations with leading global brands such as Amazon, Expedia and recently announced Starbucks Canada. Strengthening its position in online and mobile platforms, TD received the Celent 2022 Model Bank Award for Customer Engagement and was also recognized by the Business Intelligence Group for innovation in artificial intelligence, both for the second consecutive year.

The U.S. Retail Bank delivered solid loan and deposit volumes, driven by increased customer activity

U.S. Retail net income for the quarter was $1,367 million (US$1,079 million), an increase of 4% (3% in U.S. dollars) compared with the second quarter last year. Reported net income included an insurance recovery related to litigation of $224 million (US$177 million) or $169 million (US$133 million) after-tax. On an adjusted basis, net income for the quarter was $1,198 million (US$946 million), a decrease of 9% (10% in U.S. dollars). The Bank’s investment in The Charles Schwab Corporation (Schwab) contributed $224 million (US$177 million) in earnings, a decrease of 9% (9% in U.S. dollars) compared with the second quarter last year.

The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported net income of $1,143 million (US$902 million), an increase of 7% (6% in U.S. dollars) from the second quarter last year, primarily reflecting higher revenue, including the insurance recovery related to litigation, partially offset by higher PCL, reflecting a lower recovery in performing PCL. On an adjusted basis, net income was $974 million (US$769 million), a decrease of 9% (10% in U.S. dollars), driven

TD BANK GROUP • SECOND QUARTER 2022 • EARNINGS NEWS RELEASE	Page 1

primarily by a lower recovery in performing PCL, lower income from the Paycheck Protection Program (PPP), higher employee-related expenses and business investments, partially offset by higher deposit volume and margin, and increased earnings on the investment portfolio and customer activity.

U.S. Retail continued to sustain business momentum in the second quarter, with improved commercial loan originations in the middle market and specialty lending businesses that allowed the Bank to deliver 0.4% loan growth over the prior quarter despite the significant wind-down in PPP volumes, as compared to a 4.2% decrease in average loan volumes over the same quarter last year. In addition, the U.S. Retail Bank sustained consumer loan growth in mortgages, auto and credit cards, and delivered strong retail deposit volume increases. The U.S. Retail Bank continued to deliver new capabilities, introducing real-time payments for the dealer network through TD Auto Finance, a first for an indirect auto lender. TD Bank, America’s Most Convenient Bank® (TD AMCB), was recognized by Forbes as a Best Employer for Diversity 2022 for the fourth consecutive year, the highest ranked bank, and ninth among 500 corporations. TD AMCB was also a top-ranked bank on DiversityInc’s top 50 Companies for Diversity for 2022.

Solid Wholesale Banking performance in Q2

Wholesale Banking reported net income of $359 million this quarter, a decrease of 6% compared to the second quarter last year, reflecting higher non-interest expenses and a lower PCL recovery, partially offset by higher revenues.

The Wholesale Bank continued to demonstrate its leadership position in Environmental, Social, and Governance (ESG) and deepen client relationships. This quarter, TD Securities was named Environmental Finance’s ‘Lead Manager of the Year’ for Supranational, Sub-sovereign and Agency Green Bonds, and was recognized in several categories of the 2022 Energy Risk Commodity Rankings, including #1 in Base Metals and #2 in Precious Metals. TD Securities delivered on notable mandates, including acting as sole active bookrunner on Dream Residential REIT’s US$125 million initial public offering, the first IPO in Canada for the 2022 calendar year.

Capital

TD’s Common Equity Tier 1 Capital ratio was 14.7%1.

Conclusion

“As we continue to emerge from the COVID-19 pandemic we face new economic uncertainties and growing geopolitical tensions. TD has proven its ability to adapt to changing circumstances and deliver performance and progress,” added Masrani. “Our colleagues around the world are working together to serve customers, contribute to communities, and build a more sustainable and inclusive future. I thank them for their tremendous efforts and dedication.”

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”.

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2021 MD&A”) in the Bank’s 2021 Annual Report under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, under the headings “Key Priorities for 2022” and “Operating Environment and Outlook” for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, and under the heading “Focus for 2022” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2022 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019 (COVID-19). Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include the economic, financial, and other impacts of pandemics, including the COVID-19 pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud activity; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization “bail-in” regime; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk (including climate change); and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2021 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Pending Acquisition” or “Significant and Subsequent Events and Pending Acquisitions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2021 MD&A under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, under the headings “Key Priorities for 2022” and “Operating Environment and Outlook” for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, and under the heading “Focus for 2022” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

[1]	This measure has been included in this document in accordance with OSFI’s Capital Adequacy Requirements guideline

TD BANK GROUP • SECOND QUARTER 2022 • EARNINGS NEWS RELEASE	Page 2

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Results of operations
Total revenue – reported	$11,263	$11,281	$10,228	$22,544	$21,040
Total revenue – adjusted[1]	11,039	11,281	10,228	22,320	21,040
Provision for (recovery of) credit losses	27	72	(377)	99	(64)
Insurance claims and related expenses	592	756	441	1,348	1,221
Non-interest expenses – reported	6,033	5,967	5,729	12,000	11,513
Non-interest expenses – adjusted[1]	5,999	5,897	5,691	11,896	11,435
Net income – reported	3,811	3,733	3,695	7,544	6,972

Net income – adjusted[1]	3,714	3,833	3,775	7,547	7,155
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$765.0	$743.6	$708.4	$765.0	$708.4
Total assets	1,825.3	1,778.6	1,669.1	1,825.3	1,669.1
Total deposits	1,183.7	1,159.5	1,118.5	1,183.7	1,118.5
Total equity	99.4	102.0	94.5	99.4	94.5

Total risk-weighted assets[2]	489.0	470.9	455.0	489.0	455.0
Financial ratios
Return on common equity (ROE) – reported[3]	16.4%	15.3%	16.7%	15.8%	15.5%
Return on common equity – adjusted[1]	15.9	15.7	17.1	15.8	15.9
Return on tangible common equity (ROTCE)[1]	22.1	20.6	23.0	21.4	21.5
Return on tangible common equity – adjusted[1]	21.2	20.8	23.1	21.1	21.6
Efficiency ratio – reported[3]	53.6	52.9	56.0	53.2	54.7
Efficiency ratio – adjusted[1,3]	54.3	52.3	55.6	53.3	54.4

Provision for (recovery of) credit losses as a % of net average loans and acceptances	0.01	0.04	(0.21)	0.03	(0.02)
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$2.08	$2.03	$2.00	$4.10	$3.77
Diluted	2.07	2.02	1.99	4.09	3.76
Dividends per share	0.89	0.89	0.79	1.78	1.58
Book value per share[3]	51.49	53.00	49.25	51.49	49.25
Closing share price[4]	92.79	101.81	84.50	92.79	84.50
Shares outstanding (millions)
Average basic	1,804.7	1,820.5	1,817.4	1,812.8	1,815.7
Average diluted	1,808.3	1,824.1	1,819.9	1,816.5	1,817.8
End of period	1,803.9	1,816.5	1,818.7	1,803.9	1,818.7
Market capitalization (billions of Canadian dollars)	$167.4	$184.9	$153.7	$167.4	$153.7
Dividend yield[3]	3.6%	3.7%	3.9%	3.6%	4.2%
Dividend payout ratio[3]	42.8	44.0	39.5	43.8	41.9
Price-earnings ratio[3]	11.5	12.8	10.9	11.5	10.9

Total shareholder return (1 year)[3]	13.9	45.8	52.1	13.9	52.1
Common share information – adjusted (Canadian dollars)[1,3]
Per share earnings
Basic	$2.02	$2.08	$2.04	$4.10	$3.87
Diluted	2.02	2.08	2.04	4.09	3.86
Dividend payout ratio	43.9%	42.8%	38.7%	43.4%	40.8%

Price-earnings ratio	11.4	12.5	12.6	11.4	12.6
Capital ratios[2]
Common Equity Tier 1 Capital ratio	14.7%	15.2%	14.2%	14.7%	14.2%
Tier 1 Capital ratio	15.9	16.3	15.4	15.9	15.4
Total Capital ratio	18.5	19.0	18.0	18.5	18.0
Leverage ratio	4.3	4.4	4.6	4.3	4.6
TLAC ratio	30.4	28.6	25.1	30.4	25.1

TLAC Leverage ratio	8.1	7.6	7.6	8.1	7.6

[1]

The Toronto-Dominion Bank (“TD” or the “Bank”) prepares its unaudited Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to the “How We Performed” section of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

[2]

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements (CAR), Leverage Requirements, and Total Loss Absorbing Capacity (TLAC) guidelines. Refer to the “Capital Position” section in the second quarter of 2022 MD&A for further details.

[3]	For additional information about this metric, refer to the Glossary in the second quarter of 2022 MD&A, which is incorporated by reference.
[4]	Toronto Stock Exchange (TSX) closing market price.

PENDING ACQUISITION

Acquisition of First Horizon Corporation

On February 28, 2022, the Bank and First Horizon Corporation (“First Horizon”) announced a definitive agreement for the Bank to acquire First Horizon in an all-cash transaction valued at US$13.4 billion, or US$25.00 for each common share of First Horizon. In connection with this transaction, the Bank has invested US$494 million in non-voting First Horizon preferred stock (convertible in certain circumstances into up to 4.9% of First Horizon’s common stock). The transaction is expected to close in the first quarter of fiscal 2023, and is subject to customary closing conditions, including approvals from First Horizon’s shareholders and U.S. and Canadian regulatory authorities. The results of the acquired business will be consolidated by the Bank from the closing date and reported in the

U.S. Retail segment.

If the transaction does not close prior to November 27, 2022, First Horizon shareholders will receive, at closing, an additional US$0.65 per share on an annualized basis for the period from November 27, 2022 through the day immediately prior to the closing. Either party will have the right to terminate the agreement if the transaction has not closed by February 27, 2023 (the “outside date”), subject to the right of either party (under certain conditions) to extend the outside date to May 27, 2023.

TD BANK GROUP • SECOND QUARTER 2022 • EARNINGS NEWS RELEASE	Page 3

HOW WE PERFORMED

HOW THE BANK REPORTS

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results.

Non-GAAP and Other Financial Measures

In addition to reported results, the Bank also presents certain financial measures, including non-GAAP financial measures that are historical, non-GAAP ratios, supplementary financial measures and capital management measures, to assess its results. Non-GAAP financial measures, such as “adjusted” results, are utilized to assess the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts reported results for “items of note”. Items of note are items which management does not believe are indicative of underlying business performance and are disclosed in Table 3. Non-GAAP ratios include a non-GAAP financial measure as one or more of its components. Examples of non-GAAP ratios include adjusted basic and diluted earnings per share (EPS), adjusted dividend payout ratio, adjusted efficiency ratio, and adjusted effective income tax rate. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank’s performance. Non-GAAP financial measures and non-GAAP ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Supplementary financial measures depict the Bank’s financial performance and position, and capital management measures depict the Bank’s capital position, and both are explained in this document where they first appear.

U.S. Strategic Cards

The Bank’s U.S. strategic cards portfolio is comprised of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and PCL related to these portfolios in the Bank’s Interim Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate’s reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

Investment in The Charles Schwab Corporation

On October 6, 2020, the Bank acquired an approximately 13.5% stake in Schwab following the completion of Schwab’s acquisition of TD Ameritrade (“Schwab transaction”). For further details, refer to Note 7 of the second quarter of 2022 Interim Consolidated Financial Statements. The Bank accounts for its investment in Schwab using the equity method and reports its after-tax share of Schwab’s earnings with a one-month lag. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Net interest income	$6,377	$6,302	$5,835	$12,679	$11,865

Non-interest income	4,886	4,979	4,393	9,865	9,175
Total revenue	11,263	11,281	10,228	22,544	21,040
Provision for (recovery of) credit losses	27	72	(377)	99	(64)
Insurance claims and related expenses	592	756	441	1,348	1,221

Non-interest expenses	6,033	5,967	5,729	12,000	11,513
Income before income taxes and share of net income from investment in Schwab	4,611	4,486	4,435	9,097	8,370
Provision for (recovery of) income taxes	1,002	984	962	1,986	1,789

Share of net income from investment in Schwab	202	231	222	433	391
Net income – reported	3,811	3,733	3,695	7,544	6,972

Preferred dividends and distributions on other equity instruments	66	43	65	109	130
Net income available to common shareholders	$3,745	$3,690	$3,630	$7,435	$6,842

TD BANK GROUP • SECOND QUARTER 2022 • EARNINGS NEWS RELEASE	Page 4

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Operating results – adjusted
Net interest income	$6,377	$6,302	$5,835	$12,679	$11,865

Non-interest income[1]	4,662	4,979	4,393	9,641	9,175
Total revenue	11,039	11,281	10,228	22,320	21,040
Provision for (recovery of) credit losses	27	72	(377)	99	(64)
Insurance claims and related expenses	592	756	441	1,348	1,221

Non-interest expenses[2]	5,999	5,897	5,691	11,896	11,435
Income before income taxes and share of net income from investment in Schwab	4,421	4,556	4,473	8,977	8,448
Provision for (recovery of) income taxes	955	1,001	970	1,956	1,806

Share of net income from investment in Schwab[3]	248	278	272	526	513
Net income – adjusted	3,714	3,833	3,775	7,547	7,155

Preferred dividends and distributions on other equity instruments	66	43	65	109	130
Net income available to common shareholders – adjusted	3,648	3,790	3,710	7,438	7,025
Pre-tax adjustments for items of note
Amortization of acquired intangibles[4]	(60)	(67)	(69)	(127)	(143)
Acquisition and integration charges related to the Schwab transaction[5]	(20)	(50)	(19)	(70)	(57)
Litigation settlement recovery[1]	224	–	–	224	–
Less: Impact of income taxes
Amortization of acquired intangibles	(6)	(8)	(7)	(14)	(16)
Acquisition and integration charges related to the Schwab transaction[5]	(2)	(9)	(1)	(11)	(1)
Litigation settlement recovery	55	–	–	55	–
Total adjustments for items of note	97	(100)	(80)	(3)	(183)
Net income available to common shareholders – reported	$3,745	$3,690	$3,630	$7,435	$6,842

1.	Adjusted non-interest income excludes the following item of note:
i.

The Bank reached a settlement in TD Bank, N.A. v. Lloyd’s Underwriter et al., in Canada, pursuant to which the Bank recovered losses resulting from the previous resolution by the Bank of multiple proceedings in the U.S. related to an alleged Ponzi scheme, perpetrated by, among others, Scott Rothstein – Q2 2022: $224 million. The amount is reported in the U.S. Retail segment.

2.	Adjusted non-interest expenses exclude the following items of note related to the Bank’s own asset acquisitions and business combinations reported in the Corporate segment:
i.	Amortization of acquired intangibles – Q2 2022: $26 million, Q1 2022: $33 million, Q2 2021: $35 million, Q1 2021: $39 million.
ii.	The Bank’s own integration and acquisition costs related to the Schwab transaction – Q2 2022: $8 million, Q1 2022: $37 million, Q2 2021: $3 million, Q1 2021: $1 million.

3.	Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of both items is reported in the Corporate segment:
i.	Amortization of Schwab-related acquired intangibles – Q2 2022: $34 million; Q1 2022: $34 million, Q2 2021: $34 million; Q1 2021: $35 million; and
ii.	The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q2 2022: $12 million, Q1 2022: $13 million, Q2 2021: $16 million, Q1 2021: $37 million.

[4]

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

[5]

Acquisition and integration charges related to the Schwab transaction include the Bank’s own integration and acquisition costs, as well as the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax basis, both reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE1

(Canadian dollars)	For the three months ended			For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Basic earnings per share – reported	$2.08	$2.03	$2.00	$4.10	$3.77

Adjustments for items of note	(0.05)	0.05	0.04	–	0.10
Basic earnings per share – adjusted	$2.02	$2.08	$2.04	$4.10	$3.87

Diluted earnings per share – reported	$2.07	$2.02	$1.99	$4.09	$3.76

Adjustments for items of note	(0.05)	0.05	0.04	–	0.10
Diluted earnings per share – adjusted	$2.02	$2.08	$2.04	$4.09	$3.86

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.

TD BANK GROUP • SECOND QUARTER 2022 • EARNINGS NEWS RELEASE	Page 5

Return on Common Equity

The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP financial ratio and can be utilized in assessing the Bank’s use of equity.

ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments increased to 10.5% Common Equity Tier 1 (CET1) Capital in the first quarter of 2022, compared with 9% in fiscal 2021.

TABLE 5:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021

Average common equity	$93,922	$95,829	$89,069	$94,674	$89,049
Net income available to common shareholders – reported	3,745	3,690	3,630	7,435	6,842

Items of note, net of income taxes	(97)	100	80	3	183
Net income available to common shareholders – adjusted	$3,648	$3,790	$3,710	$7,438	$7,025
Return on common equity – reported	16.4%	15.3%	16.7%	15.8%	15.5%
Return on common equity – adjusted	15.9	15.7	17.1	15.8	15.9

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. TCE, ROTCE, and adjusted ROTCE can be utilized in assessing the Bank’s use of equity. TCE is a non-GAAP financial measure, and ROTCE and adjusted ROTCE are non-GAAP ratios.

TABLE 6:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021

Average common equity	$93,922	$95,829	$89,069	$94,674	$89,049
Average goodwill	16,577	16,519	16,320	16,539	16,530
Average imputed goodwill and intangibles on investments in Schwab	6,577	6,585	6,670	6,577	6,786
Average other acquired intangibles[1]	498	526	366	512	387

Average related deferred tax liabilities	(171)	(172)	(167)	(172)	(170)
Average tangible common equity	70,441	72,371	65,880	71,218	65,516
Net income available to common shareholders – reported	3,745	3,690	3,630	7,435	6,842

Amortization of acquired intangibles, net of income taxes	54	59	62	113	127
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	3,799	3,749	3,692	7,548	6,969

Other items of note, net of income taxes	(151)	41	18	(110)	56
Net income available to common shareholders – adjusted	$3,648	$3,790	$3,710	$7,438	$7,025
Return on tangible common equity	22.1%	20.6%	23.0%	21.4%	21.5%
Return on tangible common equity – adjusted	21.2	20.8	23.1	21.1	21.6

[1]	Excludes intangibles relating to software and asset servicing rights.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How We Performed” section of this document, the “Business Focus” section in the Bank’s 2021 MD&A, and Note 29 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2021.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking’s results are reversed in the Corporate segment. The TEB adjustment for the quarter was $34 million, compared with $38 million in the prior quarter and $37 million in the second quarter last year.

Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

TD BANK GROUP • SECOND QUARTER 2022 • EARNINGS NEWS RELEASE	Page 6

TABLE 7:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Net interest income	$3,148	$3,085	$2,873	$6,233	$5,851

Non-interest income	3,475	3,633	3,189	7,108	6,556
Total revenue	6,623	6,718	6,062	13,341	12,407
Provision for (recovery of) credit losses – impaired	163	150	191	313	358

Provision for (recovery of) credit losses – performing	(103)	(117)	(228)	(220)	(253)
Total provision for (recovery of) credit losses	60	33	(37)	93	105
Insurance claims and related expenses	592	756	441	1,348	1,221
Non-interest expenses	2,932	2,869	2,689	5,801	5,343

Provision for (recovery of) income taxes	803	806	787	1,609	1,519
Net income	$2,236	$2,254	$2,182	$4,490	$4,219

Selected volumes and ratios
Return on common equity[1]	44.6%	44.8%	51.3%	44.7%	48.6%
Net interest margin (including on securitized assets)[2]	2.62	2.53	2.61	2.58	2.63

Efficiency ratio	44.3	42.7	44.4	43.5	43.1
Assets under administration (billions of Canadian dollars)[3]	$537	$557	$514	$537	$514

Assets under management (billions of Canadian dollars)[3]	411	429	397	411	397
Number of Canadian retail branches	1,060	1,062	1,085	1,060	1,085

Average number of full-time equivalent staff	43,707	42,952	41,064	43,323	40,886

[1]	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of fiscal 2022 compared with 9% in the prior year.
[2]

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document and the Glossary in the second quarter of 2022 MD&A, which is incorporated by reference, for additional information about these metrics.

[3]	For additional information about this metric, refer to the Glossary in the second quarter of 2022 MD&A, which is incorporated by reference.

Quarterly comparison – Q2 2022 vs. Q2 2021

Canadian Retail net income for the quarter was $2,236 million, an increase of $54 million, or 2%, compared with the second quarter last year, reflecting higher revenue, partially offset by higher non-interest expenses, insurance claims, and PCL. The annualized ROE for the quarter was 44.6%, compared with 51.3% in the second quarter last year.

Canadian Retail revenue is derived from the personal and business banking, wealth, and insurance businesses. Revenue for the quarter was $6,623 million, an increase of $561 million, or 9%, compared with the second quarter last year.

Net interest income was $3,148 million, an increase of $275 million, or 10%, compared with the second quarter last year, primarily reflecting volume growth. Average loan volumes increased $43 billion, or 9%, reflecting 8% growth in personal loans and 16% growth in business loans. Average deposit volumes increased $37 billion, or 8%, reflecting 7% growth in personal deposits, 10% growth in business deposits, and 10% growth in wealth deposits. Net interest margin was 2.62%, an increase of 1 basis point, as higher margin on deposits reflecting the rising interest rate environment, was partially offset by lower margin on loans.

Non-interest income was $3,475 million, an increase of $286 million, or 9%, reflecting prior year premium rebates for customers in the insurance business, and higher fee-based revenue in the banking and wealth businesses, partially offset by lower transaction revenue in the wealth business, and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims.

Assets under administration (AUA) were $537 billion as at April 30, 2022, an increase of $23 billion, or 4%, and assets under management (AUM) were $411 billion as at April 30, 2022, an increase of $14 billion, or 4%, compared with the second quarter last year, both reflecting net asset growth.

PCL was $60 million, higher by $97 million compared with the second quarter last year. PCL – impaired for the quarter was $163 million, a decrease of $28 million, or 15%, largely related to improved credit conditions. PCL – performing was a recovery of $103 million, compared with a recovery of $228 million in the prior year. The performing release this quarter reflects improved credit conditions, partially offset by elevated economic uncertainty. Total PCL as an annualized percentage of credit volume was 0.05%, an increase of 8 bps compared with the second quarter last year.

Insurance claims and related expenses for the quarter were $592 million, an increase of $151 million, or 34%, compared with the second quarter last year reflecting higher current year claims, partially offset by the favourable impact of a higher discount rate which resulted in a similar decrease in fair value of investments supporting claims liabilities reported in non-interest income.

Non-interest expenses for the quarter were $2,932 million, an increase of $243 million, or 9%, compared with the second quarter last year, reflecting higher spend supporting business growth, including technology and marketing costs, higher employee-related expenses and variable compensation.

The efficiency ratio for the quarter was 44.3%, compared with 44.4% in the second quarter last year.

Quarterly comparison – Q2 2022 vs. Q1 2022

Canadian Retail net income for the quarter was $2,236 million, a decrease of $18 million, or 1%, compared with the prior quarter, reflecting lower revenue and higher non-interest expenses and PCL, partially offset by lower insurance claims. The annualized ROE for the quarter was 44.6%, compared with 44.8%, in the prior quarter.

Revenue decreased $95 million, or 1%, compared with the prior quarter. Net interest income increased $63 million, or 2%, reflecting higher margins and volume growth, partially offset by the effect of fewer days in the second quarter. Average loan volumes increased $9 billion, or 2%, reflecting 1% growth in personal loans and 4% growth in business loans. Average deposit volumes increased $6 billion, or 1%, reflecting 2% growth in personal deposits and a 5% increase in wealth deposits. Net interest margin was 2.62%, an increase of 9 bps, primarily due to higher margin on deposits, reflecting the rising interest rate environment.

Non-interest income decreased $158 million, or 4%, reflecting a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims, and lower fee-based revenue in the banking and wealth businesses.

AUA decreased $20 billion, or 4%, and AUM decreased $18 billion, or 4%, compared with the prior quarter, both reflecting market depreciation, partially offset by net asset growth.

PCL was $60 million, an increase of $27 million, compared with the prior quarter. PCL – impaired increased $13 million. PCL – performing was a recovery of $103 million compared with a recovery of $117 million in the prior quarter. The performing release this quarter reflects improved credit conditions, partially offset by elevated economic uncertainty. Total PCL as an annualized percentage of credit volume was 0.05%, an increase of 2 bps.

Insurance claims and related expenses for the quarter decreased $164 million, or 22%, compared with the prior quarter, reflecting the favourable impact of a higher discount rate which resulted in a similar decrease in fair value of investments supporting claims liabilities reported in non-interest income, more favourable prior years’ claims development, and lower current year claims.

Non-interest expenses increased $63 million, or 2%, compared with the prior quarter reflecting higher technology and marketing costs.

The efficiency ratio was 44.3%, compared with 42.7%, in the prior quarter.

TD BANK GROUP • SECOND QUARTER 2022 • EARNINGS NEWS RELEASE	Page 7

Year-to-date comparison – Q2 2022 vs. Q2 2021

Canadian Retail net income for the six months ended April 30, 2022, was $4,490 million, an increase of $271 million, or 6%, compared with same period last year. The increase in earnings reflects higher revenue, partially offset by higher non-interest expenses and insurance claims. The annualized ROE for the period was 44.7%, compared with 48.6%, in the same period last year.

Revenue for the period was $13,341 million, an increase of $934 million, or 8%, compared with same period last year. Net interest income increased $382 million, or 7%, reflecting volume growth, partially offset by lower margins. Average loan volumes increased $42 billion, or 9%, reflecting 8% growth in personal loans and 15% growth in business loans. Average deposit volumes increased $38 billion, or 9%, reflecting 7% growth in personal deposits, 11% growth in business deposits, and 9% growth in wealth deposits. Net interest margin was 2.58%, a decrease of 5 bps, primarily reflecting lower margin on loans and lower mortgage prepayment revenue, partially offset by higher margin on deposits, reflecting the rising interest rate environment.

Non-interest income increased $552 million, or 8%, reflecting higher fee-based revenue in the banking and wealth business, prior year insurance premium rebates for customers and higher insurance volumes, partially offset by lower transaction revenue in the wealth business, and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims.

PCL was $93 million, a decrease of $12 million, compared with the same period last year. PCL – impaired was $313 million, a decrease of $45 million, or 13%, largely related to improved credit conditions. PCL – performing was a recovery of $220 million, compared with a recovery of $253 million in the same period last year. The current year performing release reflects improved credit conditions including a more favourable outlook, partially offset by elevated uncertainty. Total PCL as an annualized percentage of credit volume was 0.04%, a decrease of 1 basis point.

Insurance claims and related expenses were $1,348 million, an increase of $127 million, or 10%, compared with the same period last year, reflecting higher current year claims and more severe weather-related events, partially offset by the favourable impact of a higher discount rate which resulted in a similar decrease in fair value of investments supporting claims liabilities reported in non-interest income.

Non-interest expenses were $5,801 million, an increase of $458 million, or 9%, compared with the same period last year, reflecting higher spend supporting business growth, including technology and marketing costs, higher employee-related expenses and variable compensation.

The efficiency ratio for the period was 43.5%, compared with 43.1%, for the same period last year.

TD BANK GROUP • SECOND QUARTER 2022 • EARNINGS NEWS RELEASE	Page 8

TABLE 8:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended			For the six months ended
Canadian Dollars	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Net interest income	$2,079	$2,115	$1,950	$4,194	$3,981
Non-interest income – reported	864	671	663	1,535	1,316

Non-interest income – adjusted[1]	640	671	663	1,311	1,316
Total revenue – reported	2,943	2,786	2,613	5,729	5,297
Total revenue – adjusted[1]	2,719	2,786	2,613	5,505	5,297
Provision for (recovery of) credit losses – impaired	96	125	117	221	307

Provision for (recovery of) credit losses – performing	(114)	(104)	(330)	(218)	(385)
Total provision for (recovery of) credit losses	(18)	21	(213)	3	(78)
Non-interest expenses	1,632	1,597	1,594	3,229	3,282
Provision for (recovery of) income taxes – reported	186	148	162	334	232

Provision for (recovery of) income taxes – adjusted[1]	131	148	162	279	232
U.S. Retail Bank net income – reported	1,143	1,020	1,070	2,163	1,861
U.S. Retail Bank net income – adjusted[1]	974	1,020	1,070	1,994	1,861

Share of net income from investment in Schwab[2,3]	224	252	246	476	455
Net income – reported	$1,367	$1,272	$1,316	$2,639	$2,316
Net income – adjusted[1]	1,198	1,272	1,316	2,470	2,316

U.S. Dollars
Net interest income	$1,641	$1,671	$1,548	$3,312	$3,127
Non-interest income – reported	682	530	528	1,212	1,035

Non-interest income – adjusted[1]	505	530	528	1,035	1,035
Total revenue – reported	2,323	2,201	2,076	4,524	4,162
Total revenue – adjusted[1]	2,146	2,201	2,076	4,347	4,162
Provision for (recovery of) credit losses – impaired	75	99	91	174	238

Provision for (recovery of) credit losses – performing	(90)	(82)	(264)	(172)	(308)
Total provision for (recovery of) credit losses	(15)	17	(173)	2	(70)
Non-interest expenses	1,289	1,261	1,267	2,550	2,580
Provision for (recovery of) income taxes – reported	147	117	129	264	184

Provision for (recovery of) income taxes – adjusted[1]	103	117	129	220	184
U.S. Retail Bank net income – reported	902	806	853	1,708	1,468
U.S. Retail Bank net income – adjusted[1]	769	806	853	1,575	1,468

Share of net income from investment in Schwab[2,3]	177	200	194	377	355
Net income – reported	$1,079	$1,006	$1,047	$2,085	$1,823
Net income – adjusted[1]	946	1,006	1,047	1,952	1,823

Selected volumes and ratios
Return on common equity – reported[4]	14.2%	12.6%	13.9%	13.4%	11.8%
Return on common equity – adjusted[1]	12.5	12.6	13.9	12.6	11.8
Net interest margin[1,5]	2.21	2.21	2.15	2.21	2.20
Efficiency ratio – reported	55.5	57.3	61.0	56.4	62.0

Efficiency ratio – adjusted[1]	60.1	57.3	61.0	58.7	62.0
Assets under administration (billions of U.S. dollars)	$32	$32	$27	$32	$27

Assets under management (billions of U.S. dollars)	37	40	44	37	44
Number of U.S. retail stores	1,156	1,152	1,141	1,156	1,141

Average number of full-time equivalent staff	25,366	24,922	25,892	25,141	26,116

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 7 of the Bank’s second quarter 2022 Interim Consolidated Financial Statements for further details.
[3]	The after-tax amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition are recorded in the Corporate segment.
[4]	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of fiscal 2022 compared with 9% in the prior year.
[5]

Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.

Quarterly comparison – Q2 2022 vs. Q2 2021

U.S. Retail reported net income for the quarter was $1,367 million (US$1,079 million), an increase of $51 million (US$32 million), or 4% (3% in U.S. dollars) compared with the second quarter last year. On an adjusted basis, net income for the quarter was $1,198 million (US$946 million), a decrease of $118 million (US$101 million), or 9% (10% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 14.2% and 12.5%, respectively, compared with 13.9% in the second quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Reported net income for the quarter from the U.S. Retail Bank and the Bank’s investment in Schwab was $1,143 million (US$902 million) and $224 million (US$177 million), respectively. On an adjusted basis for the quarter, the U.S. Retail Bank’s contributed net income was $974 million (US$769 million).

The contribution from Schwab of US$177 million decreased US$17 million, or 9%, primarily reflecting lower trading revenue.

U.S. Retail Bank reported net income was US$902 million, an increase of US$49 million, or 6%, primarily reflecting higher revenue, partially offset by a lower recovery of PCL. U.S. Retail Bank adjusted net income was US$769 million, a decrease of US$84 million, or 10%, primarily reflecting a lower recovery of PCL, partially offset by higher revenue.

U.S. Retail Bank revenue is derived from the personal and business banking and wealth management businesses. Reported revenue for the quarter was US$2,323 million, an increase of US$247 million, or 12%, compared with the second quarter last year. On an adjusted basis, revenue increased US$70 million, or 3%. Net interest income of US$1,641 million, increased US$93 million, or 6%, largely driven by the benefit of higher personal and business deposit volumes and margins combined with increased earnings on the investment portfolio, partially offset by lower income from PPP loan forgiveness, and lower sweep deposit balances. Net interest margin of 2.21%, increased 6 bps, as higher margin on deposits reflecting the rising interest rate environment and increased earnings on the investment portfolio was partially offset by negative balance sheet mix and lower income from PPP loan forgiveness. Reported non-interest income of US$682 million increased US$154 million, or 29%, compared with the second quarter last year, primarily reflecting an insurance recovery related to litigation and fee

TD BANK GROUP • SECOND QUARTER 2022 • EARNINGS NEWS RELEASE	Page 9

income growth from increased customer activity, partially offset by lower gains on the sale of mortgage loans. On an adjusted basis, non-interest income decreased US$23 million, or 4%, as lower gains on the sale of mortgage loans were partially offset by fee income growth from increased customer activity.

Average loan volumes decreased US$7 billion, or 4%, compared with the second quarter last year. Personal loans increased 4%, primarily reflecting higher residential mortgage and auto originations since the second quarter last year, and higher credit card volumes, partially offset by a decline in home equity. Business loans decreased 11%, or 3% excluding PPP loans, primarily due to continued paydowns of commercial loans, partially offset by growth in originations and higher commercial line utilization. Average deposit volumes increased US$12 billion, or 3%, reflecting a 12% increase in personal deposits and a 7% increase in business deposits, partially offset by a 7% decrease in sweep deposits.

AUA were US$32 billion as at April 30, 2022, an increase of US$5 billion, or 19%, compared with the second quarter last year, reflecting net asset growth. AUM were US$37 billion as at April 30, 2022, a decrease of US$7 billion, or 16%, compared with the second quarter last year, reflecting net asset outflows and market depreciation.

PCL for the quarter was a recovery of US$15 million, compared with a recovery of US$173 million in the second quarter last year. PCL – impaired was US$75 million, a decrease of US$16 million, or 18%, largely related to improved credit conditions. PCL – performing was a recovery of US$90 million, compared with a recovery of US$264 million in the prior year. The performing release this quarter reflects improved credit conditions, partially offset by elevated economic uncertainty. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was -0.04%, higher by 37 bps, compared with the second quarter last year.

Non-interest expenses for the quarter were US$1,289 million, an increase of US$22 million, or 2%, compared with the second quarter last year, primarily reflecting higher employee-related expenses and investments in the business, partially offset by prior year store optimization costs of US$49 million, lower COVID-19 expenses and productivity savings in the current year.

The reported and adjusted efficiency ratios for the quarter were 55.5% and 60.1%, respectively, compared with 61.0%, in the second quarter last year.

Quarterly comparison – Q2 2022 vs. Q1 2022

U.S. Retail reported net income of $1,367 million (US$1,079 million) increased $95 million (US$73 million), or 7% (7% in U.S. dollars). On an adjusted basis, net income for the quarter was $1,198 million (US$946 million), a decrease of $74 million (US$60 million), or 6% (6% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 14.2% and 12.5%, respectively, compared with 12.6% in the prior quarter.

The contribution from Schwab of US$177 million decreased US$23 million, or 12%, primarily reflecting lower trading revenue, lower asset management fees and higher operating expenses.

U.S. Retail Bank reported net income was US$902 million, an increase of US$96 million, or 12%, compared with the prior quarter, primarily reflecting higher revenue and lower PCL. U.S. Retail Bank adjusted net income was US$769 million, a decrease of US$37 million, or 5%, primarily reflecting lower revenue, and higher expenses, partially offset by lower PCL.

Reported revenue for the quarter increased US$122 million, or 6%, compared with the prior quarter. Adjusted revenue for the quarter decreased US$55 million, or 2%. Net interest income of US$1,641 million decreased US$30 million, or 2%, primarily reflecting lower income from PPP loan forgiveness, the effect of fewer days in the second quarter, and higher prepayment income in the prior quarter, partially offset by higher deposit margins due to rising interest rates. Net interest margin of 2.21% was flat quarter over quarter, as higher margin on deposits reflecting the rising interest rate environment was offset by lower PPP loan forgiveness, lower margin on loans and higher prepayment income in the prior quarter. Reported non-interest income increased US$152 million, or 29%, primarily reflecting an insurance recovery related to litigation, partially offset by lower fee income from overdraft fee policy changes and lower gains on the sale of mortgage loans. Adjusted non-interest income of US$505 million decreased US$25 million, or 5%, primarily reflecting lower fee income from overdraft policy changes and lower gains on the sale of mortgage loans.

Average loan volumes increased US$1 billion compared with the prior quarter. Personal loans increased 1%, primarily reflecting growth in residential mortgage and auto loans. Business loans were flat, or were up 1% excluding PPP loans, primarily reflecting continued growth in originations and higher commercial line utilization. Average deposit volumes increased US$1 billion compared with the prior quarter reflecting a 4% increase in personal deposits, largely offset by a 2% decrease in business deposits, and a 1% decrease in sweep deposits.

AUA were US$32 billion as at April 30, 2022, flat compared with the prior quarter. AUM were US$37 billion as at April 30, 2022, a decrease of US$3 billion, or 8%, reflecting market depreciation and net asset outflows.

PCL was lower by US$32 million compared with the prior quarter. PCL – impaired decreased US$24 million, or 24%, largely in the auto portfolio. PCL – performing was a recovery of US$90 million, compared with a recovery of US$82 million in the prior quarter. The performing release this quarter reflects improved credit conditions, partially offset by elevated economic uncertainty. The current quarter release was largely reflected in the Commercial portfolio. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was -0.04%, lower by 8 bps from prior quarter.

Non-interest expenses for the quarter were US$1,289 million, an increase of US$28 million, or 2%, primarily reflecting higher investments in the business and higher employee-related expenses.

The reported and adjusted efficiency ratios for the quarter were 55.5% and 60.1%, respectively, compared with 57.3% in the prior quarter.

Year-to-date comparison – Q2 2022 vs. Q2 2021

U.S. Retail reported net income for the six months ended April 30, 2022, was $2,639 million (US$2,085 million), an increase of $323 million (US$262 million), or 14% (14% in U.S. dollars), compared with the same period last year. On an adjusted basis, net income for the period was $2,470 million (US$1,952 million), an increase of $154 million (US$129 million), or 7% (7% in U.S. dollars). The reported and adjusted annualized ROE for the period was 13.4% and 12.6%, respectively, compared with 11.8% in the same period last year.

Reported net income from the U.S. Retail Bank and the Bank’s investment in Schwab was $2,163 million (US$1,708 million) and $476 million (US$377 million), respectively. On an adjusted basis for the period, the U.S. Retail Bank’s contributed net income was $1,994 million (US$1,575 million).

The contribution from Schwab was US$377 million, an increase of US$22 million, or 6%, primarily reflecting higher net interest revenue.

U.S. Retail Bank reported net income for the period was US$1,708 million, an increase of US$240 million, or 16%, compared with the same period last year, reflecting higher revenue, partially offset by higher PCL. U.S. Retail Bank adjusted net income was US$1,575 million, an increase of US$107 million, or 7%.

Reported revenue for the period was US$4,524 million, an increase of US$362 million, or 9%, compared with same period last year. On an adjusted basis, revenue increased US$185 million, or 4%. Net interest income increased US$185 million, or 6%, largely driven by the benefit of higher business and personal deposit volumes and margins combined with increased earnings on the investment portfolio, partially offset by lower income from PPP loan forgiveness and decreased sweep deposit balances. Net interest margin was 2.21%, an increase of 1 basis point, as higher margin on deposits reflecting the rising interest rate environment was largely offset by negative balance sheet mix and the impact of lower income from PPP loan forgiveness. Reported non-interest income increased US$177 million, or 17%, primarily reflecting an insurance recovery related to litigation and fee income growth from increased customer activity, partially offset by lower gains on the sale of mortgage loans. On an adjusted basis, non-interest income was flat, as fee income growth was offset by lower gains on the sale of mortgage loans.

TD BANK GROUP • SECOND QUARTER 2022 • EARNINGS NEWS RELEASE	Page 10

Average loan volumes decreased US$9 billion, or 5%, compared with the same period last year. Personal loans increased 2%, driven by residential mortgage, auto, and credit cards, partially offset by home equity. Business loans decreased 11%, or up 4% excluding PPP loans, primarily reflecting continued paydowns of commercial loans, partially offset by growth in originations and higher commercial line utilization. Average deposit volumes increased US$16 billion, or 4%, reflecting a 13% increase in personal deposits and a 9% increase in business deposits, partially offset by a 6% decrease in sweep deposits.

PCL was US$2 million compared with a recovery of US$70 million in the same period last year. PCL – impaired was US$174 million, a decrease of US$64 million, or 27%, largely related to improved credit conditions. PCL – performing was a recovery of US$172 million, compared with a recovery of US$308 million in the prior year. The current year performing release reflects improved credit conditions including a more favourable outlook, partially offset by elevated uncertainty. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was zero percent, higher by 11 bps.

Non-interest expenses for the period were US$2,550 million, a decrease of US$30 million, or 1%, compared with the same period last year, reflecting US$125 million in prior year store optimization costs, productivity savings in the current year, and lower COVID-19 related expenses, partially offset by higher employee-related expenses and investments in the business.

The reported and adjusted efficiency ratios for the quarter were 56.4% and 58.7%, respectively, compared with 62.0%, for the same period last year.

TABLE 9:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Net interest income (TEB)	$759	$709	$648	$1,468	$1,309

Non-interest income	491	637	509	1,128	1,158
Total revenue	1,250	1,346	1,157	2,596	2,467
Provision for (recovery of) credit losses – impaired	(1)	(4)	12	(5)	22

Provision for (recovery of) credit losses – performing	(8)	(1)	(75)	(9)	(65)
Total provision for (recovery of) credit losses	(9)	(5)	(63)	(14)	(43)
Non-interest expenses	776	764	705	1,540	1,416

Provision for (recovery of) income taxes (TEB)	124	153	132	277	274
Net income	$359	$434	$383	$793	$820

Selected volumes and ratios
Trading-related revenue (TEB)[1]	$680	$726	$558	$1,406	$1,302
Average gross lending portfolio (billions of Canadian dollars)[2]	63.7	59.2	60.3	61.4	59.5
Return on common equity[3]	13.1%	16.2%	20.0%	14.6%	20.7%

Efficiency ratio	62.1	56.8	60.9	59.3	57.4

Average number of full-time equivalent staff	4,950	4,932	4,757	4,941	4,717

[1]

Includes net interest income TEB of $581 million (January 2022 – $525 million, April 2021 – $508 million, January 2021 – $504 million), and trading income (loss) of $99 million (January 2022 – $201 million, April 2021 – $50 million, January 2021 – $240 million). Trading-related revenue (TEB) is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document and the Glossary in the second quarter of 2022 MD&A, which is incorporated by reference, for additional information about this metric.

[2]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
[3]	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of fiscal 2022 compared with 9% in the prior year.

Quarterly comparison – Q2 2022 vs. Q2 2021

Wholesale Banking net income for the quarter was $359 million, a decrease of $24 million, or 6%, compared with the second quarter last year, reflecting higher non-interest expenses and a lower PCL recovery, partially offset by higher revenues.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $1,250 million, an increase of $93 million, or 8%, compared with the second quarter last year, primarily reflecting higher trading-related revenue, partially offset by lower underwriting fees.

PCL for the quarter was a recovery of $9 million, compared with a recovery of $63 million in the second quarter last year. PCL – impaired was a recovery of $1 million. PCL – performing was a recovery of $8 million, compared with a recovery of $75 million in the prior year.

Non-interest expenses were $776 million, an increase of $71 million, or 10%, compared with the second quarter last year, primarily reflecting the continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, and the acquisition of TD Securities Automated Trading (previously Headlands Tech Global Markets, LLC).

Quarterly comparison – Q2 2022 vs. Q1 2022

Wholesale Banking net income for the quarter was $359 million, a decrease of $75 million, or 17%, compared with the prior quarter, reflecting lower revenue and higher non-interest expenses.

Revenue for the quarter decreased $96 million, or 7%, primarily reflecting lower trading-related revenue, loan fees and underwriting fees.

PCL for the quarter was a recovery of $9 million, compared with a recovery of $5 million in the prior quarter. PCL – impaired was a recovery of $1 million. PCL – performing was a recovery of $8 million.

Non-interest expenses for the quarter increased $12 million, or 2%, primarily reflecting volume related and other fees, partially offset by lower variable compensation.

Year-to-date comparison – Q2 2022 vs. Q2 2021

Wholesale Banking net income for the six months ended April 30, 2022 was $793 million, a decrease of $27 million, or 3%, compared with the same period last year, reflecting higher non-interest expenses and a lower PCL recovery, partially offset by higher revenues.

Revenue was $2,596 million, an increase of $129 million, or 5%, compared with the same period last year, reflecting higher trading-related revenue, prime services revenue, and transaction banking revenue, partially offset by lower underwriting fees.

PCL was a recovery of $14 million, compared with a recovery of $43 million in the same period last year. PCL – impaired was a recovery of $5 million, lower by $27 million. PCL – performing was a recovery of $9 million, compared with a recovery of $65 million in the same period last year.

Non-interest expenses were $1,540 million, an increase of $124 million, or 9%, compared with the same period last year, primarily reflecting the continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, and the acquisition of TD Securities Automated Trading.

TD BANK GROUP • SECOND QUARTER 2022 • EARNINGS NEWS RELEASE	Page 11

TABLE 10:  CORPORATE

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Net income (loss) – reported	$(151)	$(227)	$(186)	$(378)	$(383)
Adjustments for items of note
Amortization of acquired intangibles before income taxes	60	67	69	127	143
Acquisition and integration charges related to the Schwab transaction	20	50	19	70	57

Less: impact of income taxes	8	17	8	25	17
Net income (loss) – adjusted[1]	$(79)	$(127)	$(106)	$(206)	$(200)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses[2]	$(161)	$(168)	$(186)	$(329)	$(368)

Other	82	41	80	123	168
Net income (loss) – adjusted[1]	$(79)	$(127)	$(106)	$(206)	$(200)

Selected volumes

Average number of full-time equivalent staff	19,180	18,017	17,736	18,588	17,728

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]	For additional information about this metric, refer to the Glossary in the second quarter of 2022 MD&A, which is incorporated by reference.

Quarterly comparison – Q2 2022 vs. Q2 2021

Corporate segment’s reported net loss for the quarter was $151 million, compared with a reported net loss of $186 million in the second quarter last year. The year-over-year decrease reflects lower net corporate expenses and lower amortization of intangibles. Net corporate expenses decreased $25 million compared to the same quarter last year. The adjusted net loss for the quarter was $79 million, compared with an adjusted net loss of $106 million in the second quarter last year.

Quarterly comparison – Q2 2022 vs. Q1 2022

Corporate segment’s reported net loss for the quarter was $151 million, compared with a reported net loss of $227 million in the prior quarter. The quarter-over-quarter decrease reflects a higher contribution from other items, lower acquisition and integration charges related to the Schwab transaction, and lower net corporate expenses. The increase in other items primarily reflects higher revenue from treasury and balance sheet management activities this quarter. Net corporate expenses decreased $7 million compared to the prior quarter. The adjusted net loss for the quarter was $79 million, compared with an adjusted net loss of $127 million in the prior quarter.

Year-to-date comparison – Q2 2022 vs. Q2 2021

Corporate segment’s reported net loss for the six months ended April 30, 2022 was $378 million, compared with a reported net loss of $383 million in the same period last year. The $5 million decrease primarily reflects lower net corporate expenses and lower amortization of intangibles, partially offset by a lower contribution of other items and higher acquisition and integration charges related to the Schwab transaction. Other items decreased $45 million, largely reflecting lower revenue from treasury and balance sheet management activities. Net corporate expenses decreased $39 million compared to the same period last year. Adjusted net loss for the six months ended April 30, 2022 was $206 million, compared with an adjusted net loss of $200 million in the same period last year.

TD BANK GROUP • SECOND QUARTER 2022 • EARNINGS NEWS RELEASE	Page 12

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

TSX Trust Company

P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare Trust Company, N.A.

P.O. Box 505000

Louisville, KY 40233, or

Computershare Trust Company, N.A.

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Normal Course Issuer Bid

On January 7, 2022, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI had approved the Bank’s Normal Course Issuer Bid (NCIB) to repurchase for cancellation up to 50 million of the Bank’s common shares. Pursuant to the Notice of Intention filed with the TSX, the NCIB ends on January 10, 2023, such earlier date as the Bank may determine, or such earlier date as the Bank may complete its purchases. A copy of the Notice may be obtained without charge by contacting TD Shareholder Relations by phone at 416-944-6367 or 1-866-756-8936 or by e-mail at tdshinfo@td.com.

Access to Quarterly Results Materials

Interested investors, the media and others may view the second quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference on Thursday, May 26, 2022. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call will feature presentations by TD executives on the Bank’s financial results for second quarter and discussions of related disclosures, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on May 26, 2022 in advance of the call. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on May 26, 2022, until 11:59 p.m. ET on June 10, 2022 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7300743#.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the fifth largest bank in North America by assets and serves more than 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.8 trillion in assets on April 30, 2022. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information contact:

Brooke Hales, Vice President, Investor Relations, 416-307-8647, Brooke.hales@td.com

Natasha Ferrari, Manager, Media Relations, 416-400-9098, Natasha.ferrari@td.com

TD BANK GROUP • SECOND QUARTER 2022 • EARNINGS NEWS RELEASE	Page 13